Miller/Howard High Equity Income Fund
10 Dixon Avenue
Woodstock, NY 12498

December 23, 2015

VIA EDGAR AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Anu Dubey

RE:	Miller/Howard Funds Trust Registration Statement on Form N-1A (the “Registration Statement”) (File Nos. 333-207738 & 811-23111)

Dear Ms. Dubey:

The Miller/Howard Funds Trust (the “Registrant”) is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Registrant acknowledges that:

(a)
the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, in declaring the above-referenced Registration Statement effective, does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)
the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to receipt of your response in this matter. Please advise if you require any additional information.

Very truly yours,

Miller/Howard Funds Trust

By:	/s/ Annemarie Gilly
Name:	Annemarie Gilly
Title:	President and Secretary